POULTON & YORDAN
                                ATTORNEYS AT LAW

                          324 SOUTH 400 WEST, SUITE 250
                           SALT LAKE CITY, UTAH 84111

Richard T. Ludlow                                      Telephone: (801) 355-1341
                                                             Fax: (801) 355-2990
                                                  Email: post@poulton-yordan.com

                                November 24, 2004



Pamela A Long
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

         Re:      The Flooring Zone, Inc.
                  Form SB-2 originally filed on September 24, 2004 File No.: 333-119234

Dear Ms. Long:

         At the request of the management of The Flooring Zone, Inc., we are responding to comments raised by you and your staff at the Securities and Exchange Commission in your letter dated October 22, 2004. Following are the responses to your comments and explanations as to why other changes were made in the filing. As you will see, changes have been marked for your convenience.

General

         1. Our website address has been added to the prospectus. (See the inside front cover and page 16.)

Age of Financial Statements

         2. The financial statements have been updated.

Updated Consents

         3. An updated consent has been provided. (See Exhibit 23.01.)

Registration Statement Cover Page

         4. The Rule 415 offering box has been checked. (See cover page.)


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Ms. Pamela Long
November 24, 2004
Page 2


Inside Front Cover

         5. Disclosure that funds raised will be available for immediate use has been included. (See inside front cover.)

         6. The dealer prospectus delivery obligation has been included on the outside back cover page. (See page 49.)

         7. The complete mailing address and phone number of the Company has been added to the inside front cover. (See inside front cover.)

Summary

         8. The prospectus summary has been revised to:

                  reflect stockholders' deficit as a negative amount; disclose the properly calculated net tangible book value; and present operations data for each of the two years ended 12/31.

Risk Factors

         9. Subheadings were included in the last filing, however, the edgar filer failed to mark them as such. They have been appropriately marked in this amendment. (See Risk Factors, pp. 6-9.)

         10. A risk factor discussing the Company's lack of recent profits from operations has been added. (See page 7.)

         11. A risk factor discussing the status of the Company's common stock as penny stock has been added. (See page 9.)

Dilution

         12. Net tangible book value has recalculated and the correct information has been provided. Likewise, all dilution disclosure except for maximum potential dilution to prospective shareholders has been deleted.

Plan of Distribution

         13. The officers and directors selling the securities do not need to be registered as broker-dealers pursuant to the exemption from registration provided under Rule 3a4-1 of the Exchange Act of 1934. In particular, none of the officers or directors are subject to a statutory disqualification as that term is defined in section 3(a)39 of the `34 Act; none of the officers or directors has been, nor will be compensated in

Ms. Pamela Long
November 24, 2004
Page 3


connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; none of the officers or directors has not within the past 12 months, is not now, nor will be at the time of his participation, associated with a broker or dealer; the officers and directors primarily perform, and at the end of the offering intend to primarily perform, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and no officer will participate in selling an offering of securities for any issuer more than once every 12 months, except as outlined in Rule 3a4-1.

         Disclosure of the officers and directors who may participate in selling the offering has been added. (See page 12.)

         14. Additional disclosure of how will advertise this offering and how they will identify potentially interested parties, has been added. Also, as disclosed in the prospectus, at this time the Company intends only to use the prospectus in connection with the offering. In the event the Company decides to use other materials, copies of such will be provided to the Commission. (See page 13.)

         15. Disclosure has been added to state that in the event the Company retains broker/dealers to assist in selling the offering, the Company will file a post-effective amendment disclosing such prior to any offers or sales being made by such broker/dealers. (See page 13.)

Legal Proceedings

         16. The knowledge qualifier had been deleted. (See page 13.)

Security Ownership of Certain Beneficial Owners and Management

         17. The Company has included disclosure of the number of outstanding shares used to calculate the percentage information, as well as the date those shares were outstanding. (See page 14.)

Management's Discussion and Analysis

         18. The MD&A has been revised to more fully comply with Release No. 33-8350. The Company has added disclosure discussing its expectations, and the bases for such, as to the growth of net income in the future. (See pp. 23-30.)

         19. The reference to the Private Securities Litigation Reform Act of 1995 has been removed. (See page 24.)

Ms. Pamela Long
November 24, 2004
Page 4


Results of Operations

         20. The discussion of results of operations has been substantially revised to address the issues the staff raised in this comment. (See pp. 24-27.)

         The Company would like to clarify that it did not recently open a fourth store. The Company owns three stores and in 2003 licensed its name to a third party floor covering retailer in Florida for which the Company receives a nominal licensing fee, (approximately $5,000 per year.) Since granting the license, the Company has determined not to grant any additional licenses at this time. Disclosure to clarify that the Company owns three stores and has licensed the Company name to a fourth store has been added to the prospectus. (See page 18.)

Liquidity and Capital Resources

         21. Additional disclosure addressing the underlying factors that contributed to the changes seen in the statement of operations has been added to the prospectus. As a result of the repayment of certain short-term debt obligation through the acquisition of a long-term loan, as of September 30, 2004, current assets now exceed current liabilities. (See pp. 27-28.)

Critical Accounting Policies

         22. The critical accounting policy regarding Revenue Recognition has been revised to address the estimation involved in the allowance for doubtful accounts. (See page 29.)

Certain Relationships and Related Transactions

         23. The Company does not believe agreement itself and Mr. Carroll regarding the line of credit is material because that line of credit has been fully repaid and the line of credit terminated. All obligations of the Company under that agreement have been fully satisfied. While the Company questions the materiality of its unsecured note payable with Mr. Carroll, a copy of the note has been filed as an exhibit to the registration statement.

Market for Common Equity and Related Stockholder Matters

         24. Disclosure of the number of shares that could be sold pursuant to Rule 144 has been added. (See page 32.)

Ms. Pamela Long
November 24, 2004
Page 5


Financial Statements for the Year Ended December 31, 2003

Consolidated Statements of Cash Flows

         25. The annual and interim statements of cash flows have been revised to separately present proceeds from and repayment of debt, in accordance with paragraphs 13(c), 18 and 19 of SFAS 95.

Note 1 - Organization and Summary of Significant Accounting Policies - Property and Equipment

         26. Management has determined that the replacement method is an appropriate depreciation method for displays because the displays used in the Company's retail operations are frequently replaced when products change or new products are introduced, therefore the useful life of a portion of the displays are on average less than one year. However, the fixture portion of the displays can still be allocated to future periods. While the fixture exists indefinitely, the display material can have a limited useful life. Management feels that the replacement method results in a systematic and rational allocation of the cost of the asset over the asset's expected useful life.

Note 5 - Common Stock/Preferred Stock

         27. All disclosures required by SFAS 123 and SFAS 148 for the stock options the Company issued in 2003 have been included.

Financial Statements for the Six Months Ended June 30, 2004

Note 1 - Organization and Interim Financial Statements

         28. An affirmative statement that the interim financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading has been included. (See
Note 1 to the Interim Financial Statements.)

Line of Credit, Note Payable and Long-Term Debt

         29. A footnote has been added to the interim financial statements disclosing the changes is the Company's debt obligations from year-end, including the material terms of the Company's new debt agreements. (See Note 3 to the Interim Financial Statements.

Ms. Pamela Long
November 24, 2004
Page 6


Report of Independent Registered Public Accounting Firm

         30. A report with the name registered with the PCAOB has been included in the Report. (See Report of Independent Registered Public Accounting Firm.)

Recent Sales of Unregistered Securities

         31. Additional information regarding the facts relied upon for each exemption has been included. (See page 39.)

Undertakings

         32. The typo in paragraph (1)(ii) has been corrected. (See page 41.)

Signature Page

         33. Signatures of the principal executive, financial and accounting officers have been included. (See signatures.)

Exhibit 5.01

         34. A reference to the file number of the registration statement has been added. (See Exhibit 5.01.)

         35. Poulton & Yordan is opining on all applicable statutory provisions of Nevada law, including the rules and regulations underlying those provisions and the applicable judicial and regulatory determinations.

         Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

                                                     Yours very truly,

                                                     POULTON & YORDAN


                                                     /s/ Richard T. Ludlow
                                                     ---------------------------
                                                     Richard T. Ludlow
                                                     Attorney at Law

Enclosure